UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
THE SECURITIES EXCHANGE ACT OF 1934

Ability, Inc.

File No. 333-206989 - CF# 37143

Ability, Inc. submitted an application under and Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on November 21, 2018, as modified by the extension application on January 17, 2019, and confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on January 15, 2019.

Based on representations by Ability, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	6-K	November 21, 2018	through January 15, 2024
10.2	6-K	November 21, 2018	through January 15, 2024
10.1	6-K	January 15, 2019	through January 15, 2024
10.2	6-K	January 15, 2019	through January 15, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary